Telenetics
Your Communications Partner                                   www.telenetics.com
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April 28, 2000

         To:      Bob Klamt

         Re:      Consulting Agreement

Dear Bob:

As we discussed last week and mutually agreed, you are joining us as a part-time consultant with the general task of Program Management and other related responsibilities. Your effective start date was April 11, 2000.

Your compensation for work performed and to be performed is calculated at $150 an hour. You will invoice us for all your billable hours on the first working day of each month. As we agreed, 50% of your invoices will be paid in cash. The balance of each invoice will be paid with shares of common stock of Telenetics by dividing the amount of the balance by the closing price of the stock on the first working day of each month.

We agree that this consulting relationship may be terminated by either party at any time. We have also agreed that your relationship with Telenetics is covered by our standard non-disclosure agreement, which will be signed separately.

I look forward to working with you in your new position and as a member of our senior management team and to a mutually rewarding relationship.

                                Sincerely yours,

                                /S/ Michael A. Armani
                                ---------------------
                                Michael A. Armani
                                Chief Executive Officer

ACCEPTED AND AGREED to
this 2nd day of May, 2000

/S/ Bob Klamt
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Bob Klamt

Don Johnson
Offer Letter
September 15, 1999

     Telenetics Corporation * 25111 Arctic Ocean * Lake Forest, CA 92630 *
                      (949) 455-4000 * Fax (949) 455-4010